Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe



Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, March 8th,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of February 28st , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours



Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

dw 3/10

FERREYROS S.A.A. 20060307 15:33:56 GFACP113

RELACION DE ACCIONISTAS

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	92157036794	IN - FONDO 2	30,982,980	1.1000	12.803942
2	R	92170124449	NV - FONDO 2	25,701,531	1.1000	10.621345
3	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	23,144,904	1.1000	9.564800
4	R	92143980821	HO-FONDO 2	20,841,893	1.1000	8.613064
5	X	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464011
6	R	92142829551	PR - FONDO 2	13,945,418	1.1000	5.763046
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919879
8	R	20100228352	CORPORACION CERVESUR S.A.A.	11,029,387	1.1000	4.557975
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	9,313,219	1.1000	3.848756
10	R	20171049262	INVERSIONES VARESLI S.A.	8,592,543	1.1000	3.550931
11	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996596
13	R	20111691631	GONDOMAR S.A.	6,293,447	1.1000	2.600813
14	R	20215376916	BUSLETT S.A.	4,414,546	1.1000	1.824343
15	*	021015391	DUCKTOWN HOLDINGS S.A.	4,121,967	1.1000	1.703433
16	*	021009695	ATLANTIC SECURITY BANK	3,407,085	1.1000	1.408003
17	R	92510398158	RI - FONDO 2	2,255,008	1.1000	0.931899
18	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816514
19	R	93142829551	PR - FONDO 3	1,953,052	1.1000	0.807113
20	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737495
21	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,608,184	1.1000	0.664594
22	E	08231540	BARRIOS GARCIA DE MULANOVICH MARIA DEL C	1,469,894	1.1000	0.607444
23	R	93510398158	RI - FONDO 3	1,326,400	1.1000	0.548144
24	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535577
25	R	20121047072	FUNDACION MANUEL J. BUSTAMANTE	1,244,182	1.1000	0.514167